

May 30, 2013

Via Email

Darin Janecek
Vice President of Finance and Chief Financial Officer
ARI Network Services, Inc.
10850 West Park Place, Suite 1200
Milwaukee, Wisconsin 53224

> **Re: ARI Network Services, Inc.**
> **Amendment No. 2 Registration Statement on Form S-1**
> **Filed May 21, 2013**
> **File No. 333-188093**

Dear Mr. Janecek:

We have reviewed your response and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 13, 2013.

Selling Security Holders, page 10

1. We note your response to prior comment 1 but the terms of the transaction in which you issued shares to Michael D. Sifen remain unclear. Please disclose the total amount of shares the company issued to Mr. Sifen, including the number of shares issued in exchange for the forgiveness of $300,000 of indebtedness, and the total amount of consideration paid by Mr. Sifen. Also disclose the date of the transaction and whether there were any conditions for the forgiveness of the debt.

2. Please disclose in the chart on page 10, by footnote or otherwise, the number of shares underlying warrants that are being offered each of the selling security holders.

Exhibits

3. Please provide a currently dated auditor's consent with your amended filing.

You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453 if you have any questions. If you need further assistance, please contact me at (202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Email</u>
   C.J. Wauters
   C.J. Wauters, Godfrey & Kahn, S.C.